Exhibit 99.1

Phoenix New Media Reports Third Quarter 2019 Unaudited Financial Results

Live Conference Call to be Held at 8:00 PM U.S. Eastern Time on November 11, 2019

BEIJING, China, November 12, 2019 – Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “Despite the continuing macroeconomic headwinds, we have been able to revitalize and sustain the growth of our businesses. Leveraging our continued professional journalism and by combining our seasoned editorial daily picks and AI-powered recommendation engine, we have improved our user acquisition, retention, and engagement rates. During the third quarter, we upgraded our iFeng app, expanded our proprietary content library, advanced our in-house production capability, and enhanced our vertical channels. As a result, we sharpened our competitive edge and cultivated our monetization potential. While we continue to optimize our cost structure, the first tranche of proceeds from the Yidian transaction has provided us with sufficient working capital to fuel our long-term growth engine. Looking ahead, we are confident that we have the right team, strategy, and knowhow to adapt to the changing market dynamics and thrive in the new media industry.”

Ms. Betty Ho, CFO of Phoenix New Media, further stated, “In the third quarter of 2019, our total revenues increased by 15.4% year-over-year, out of which, total net advertising revenues increased by 16.4% and total paid services revenues increased by 10.0% year-over-year, mainly driven by the consolidation of revenues from Tianbo and Tadu. As I pass the financial leadership role to our next CFO, Edward Lu, we are confident that as we continuing to optimize our product, to strengthen our content initiatives, and with the adequate working capital resources, we are well positioned for a renewed growth cycle.”

Third Quarter 2019 Financial Results

REVENUES

Total revenues for the third quarter of 2019 were RMB380.2 million (US$53.2 million), representing an increase of 15.4% from RMB329.3 million in the third quarter of 2018. The increase was caused by the addition of consolidated revenues of RMB40.3 million (US$5.6 million) in the third quarter of 2019 from Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”), which has been consolidated starting from December 28, 2018 and the consolidated revenues of RMB80.1 million (US$11.2 million) in the third quarter of 2019 from Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”), which has been consolidated starting from April 1, 2019.

Net advertising revenues for the third quarter of 2019 were RMB327.6 million (US$45.8 million), representing an increase of 16.4% from RMB281.5 million in the third quarter of 2018. The increase was primarily attributable to the consolidation of advertising revenues from Tianbo and Tadu. The Company’s net advertising revenues from traditional business decreased by 16.2% due to the macroeconomic uncertainties and increased competitions.

Paid services revenues1 for the third quarter of 2019 were RMB52.6 million (US$7.4 million), which represented an increase of 10.0% from RMB47.8 million in the third quarter of 2018. Revenues from paid contents for the third quarter of 2019 increased by 39.5% to RMB39.2 million (US$5.5 million) from RMB28.1 million in the third quarter of 2018, primarily attributable to the consolidation of digital reading revenues from Tadu, which was partially offset by a decrease in the Company’s traditional digital reading business due to the regulatory tightening on digital reading sector in China. Revenues from games for the third quarter of 2019 were RMB2.5 million (US$0.3 million), which represented a decrease of 27.8% from RMB3.4 million in the third quarter of 2018. Revenues from MVAS for the third quarter of 2019 were RMB1.7 million (US$0.2 million), which represented a decrease of 84.7% from RMB10.8 million in the third quarter of 2018. Revenues from others for the third quarter of 2019 increased to RMB9.2 million (US$1.4 million) from RMB5.5 million in the third quarter of 2018, representing an increase of 68.6% year-over-year, which was mainly caused by the increase in revenues from E-commerce and online real estate related services.

COST OF REVENUES

Cost of revenues for the third quarter of 2019 was RMB194.3 million (US$27.2 million), representing an increase of 27.6% from RMB152.2 million in the third quarter of 2018. The increase in cost of revenues was mainly due to the following:

•

Content and operational costs for the third quarter of 2019 increased to RMB161.6 million (US$22.7 million) from RMB123.2 million in the third quarter of 2018, primarily attributable to the consolidation of content and operational costs of Tianbo and Tadu.

•

Revenue sharing fees to telecom operators and channel partners for the third quarter of 2019 increased to RMB17.4 million (US$2.4 million) from RMB14.3 million in the third quarter of 2018, primarily attributable to the increase in revenue sharing fees paid to content providers by Tadu.

•	Bandwidth costs for the third quarter of 2019 increased to RMB15.3 million (US$2.1 million) from RMB14.7 million in the third quarter of 2018.
•

Share-based compensation included in cost of revenues was RMB1.9 million (US$0.3 million) in the third quarter of 2019, as compared to RMB0.4 million the third quarter of 2018, primarily attributable to the restricted share units newly granted to some employees in 2019 under the restricted share unit scheme adopted in 2018 by Fread Limited, a subsidiary of the Company, and the options newly granted by the Company in July 2019.

GROSS PROFIT

Gross profit for the third quarter of 2019 increased to RMB186.0 million (US$26.0 million) from RMB177.1 million in the third quarter of 2018. Gross margin for the third quarter of 2019 decreased to 48.9% from 53.8% in the third quarter of 2018, mainly attributable to a decrease in gross margin of the Company’s traditional advertising business and the acquisition of Tadu, partially offset by the margin contribution from Tianbo.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excludes the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin for the third quarter of 2019, which excluded share-based compensation, decreased to 49.4% from 53.9% in the third quarter of 2018.

[1]

Prior to 2019, paid services revenues comprised of (i) revenues from digital entertainment, which included MVAS and digital reading, and (ii) revenues from games and others, which included web-based games, mobile games, content sales, and other online and mobile paid services through the Company’s own platforms.
Beginning from January 1, 2019, paid services revenues have been re-classified and now comprised of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others. For comparison purposes, the revenues from paid services for the quarters of 2018 have been retrospectively re-classified.

OPERATING EXPENSES OR GAINS AND LOSS FROM OPERATIONS

Total operating expenses for the third quarter of 2019 decreased by 15.8% to RMB196.7 million (US$27.5 million) from RMB233.7 million in the third quarter of 2018, primarily attributable to the gain of RMB62.1 million arising from the changes in fair value of financial assets-contingent returnable consideration and a decrease in bad debt provision primarily caused by the collection of previously fully-reserved receivables of RMB16.2 million in the third quarter of 2019, which was partially offset by the consolidation of operating expenses from Tianbo and Tadu. Share-based compensation included in operating expenses was RMB3.4 million (US$0.5 million) in the third quarter of 2019, as compared to RMB2.1 million in the third quarter of 2018, mainly caused by the options newly granted by the Company in July 2019.

Changes in fair value of financial assets-contingent returnable consideration for the third quarter of 2019 was a gain of RMB62.1 million (US$8.7 million), which represented the changes in fair value of the Company’s right to receive the contingent returnable consideration in relation to the acquisition of Tadu, subject to certain price adjustment mechanisms based on Tadu’s operating and financial performance in 2019 and 2020. The Company recorded the financial assets-contingent returnable consideration as prepayments and other current assets in the balance sheet. Based on Tadu’s estimated operating and financial performance in 2019, the Company adjusted the fair value of financial assets-contingent returnable consideration and recognized the changes in fair value in the consolidated statements of comprehensive income/(loss) in the third quarter of 2019.

Loss from operations for the third quarter of 2019 was RMB10.8 million (US$1.5 million), as compared to RMB56.6 million in the third quarter of 2018. Operating margin for the third quarter of 2019 was negative 2.8%, as compared to negative 17.2% in the third quarter of 2018.

Non-GAAP loss from operations for the third quarter of 2019, which excluded share-based compensation and changes in fair value of financial assets-contingent returnable consideration, was RMB67.6 million (US$9.5 million), as compared to RMB54.0 million in the third quarter of 2018. Non-GAAP operating margin for the third quarter of 2019, which excluded share-based compensation and changes in fair value of financial assets-contingent returnable consideration, was negative 17.8%, as compared to negative 16.4% in the third quarter of 2018.

OTHER INCOME OR LOSS

Other income or loss reflects interest income, interest expense, foreign currency exchange gain, income or loss from equity method investments, net of impairments, gain on disposal of convertible loans due from a related party and others, net2. Total net other income for the third quarter of 2019 was RMB19.6 million (US$2.7 million), as compared to RMB35.9 million in the third quarter of 2018.

•

Interest income for the third quarter of 2019 decreased to RMB8.1 million (US$1.1 million) from RMB12.3 million in the third quarter of 2018, primarily due to decrease in the loans granted to Particle, which were fully settled in the third quarter of 2018.

•

Interest expense for the third quarter of 2019 decreased to RMB0.3 million (US$0.04 million), from RMB3.1 million in the third quarter of 2018, which was primarily due to the decrease in outstanding short-term bank loans as the Company repaid all of the short-term bank loans in the second quarter of 2019.

•	Foreign currency exchange gain for the third quarter of 2019 was RMB6.1 million (US$0.9 million), which remained unchanged from the third quarter of 2018.
•

Income from equity method investments, net of impairments, for the third quarter of 2019 was nil, as compared to RMB4.2 million of income from equity method investments, net of impairments, in the third quarter of 2018.

•

Gain on disposal of convertible loans due from a related party for the third quarter of 2018 was RMB10.6 million, which was derived from the completion of the assignment to Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. of the Company’s rights under a loan to Particle Inc. with a principal amount of US$14.8 million originally granted in August 2016 and with the assignment price of approximately US$17.0 million. No such gain was recorded in the third quarter of 2019.

•	Others, net decreased to RMB5.7 million (US$0.8 million) in the third quarter of 2019 from RMB5.8 million in the third quarter of 2018.

[2]	“Others, net” primarily consists of government subsidies and litigation loss provisions.

NET INCOME OR LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Higher effective tax rate in the third quarter of 2019 was mainly attributable to larger taxable profits for the Company’s subsidiaries as compared to the third quarter of 2018 after considering the valuation allowance of deferred tax assets. Net income attributable to Phoenix New Media Limited for the third quarter of 2019 was RMB5.9 million (US$0.8 million), as compared to net loss attributable to Phoenix New Media Limited of RMB16.6 million in the third quarter of 2018. Net margin for the third quarter of 2019 was positive 1.6%, as compared to negative 5.0% in the third quarter of 2018. Net income per diluted ADS3 in the third quarter of 2019 was RMB0.08 (US$0.01), as compared to net loss per diluted ADS of RMB0.23 in the third quarter of 2018.

Non-GAAP net loss attributable to Phoenix New Media Limited for the third quarter of 2019, which excluded share-based compensation, income or loss from equity method investments, net of impairments, and changes in fair value of financial assets-contingent returnable consideration, was RMB50.8 million (US$7.1 million), as compared to RMB18.3 million in the third quarter of 2018. Non-GAAP net margin for the third quarter of 2019 was negative13.4%, as compared to negative 5.6%  in the third quarter of 2018. Non-GAAP net loss per diluted ADS in the third quarter of 2019 was RMB0.70 (US$0.10), as compared to RMB0.25 in the third quarter of 2018.

For the third quarter of 2019, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of September 30, 2019, the Company had a total of 582,324,325, ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of September 30, 2019, the Company's cash and cash equivalents, term deposits and short term investments and restricted cash were RMB2.06 billion (US$288.9 million), which included RMB18.4 million (US$2.6 million) from Tadu and RMB131.3 million (US$18.4 million) from Tianbo.

[3]	“ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

As previously announced by the Company, the Company entered into a share purchase agreement (the “SPA”) with Run Liang Tai and its designated entities (the “Proposed Buyers”) on March 22, 2019 and entered into a supplemental agreement (the “Supplemental Agreement”) to the SPA on July 23, 2019 for its proposed sale of 34% of the total outstanding shares of Particle Inc. (“Particle” or “Yidian”) (the “Proposed Transaction”). After the Company executed the Supplemental Agreement, two shareholders of Particle, Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. and Long De Holdings (Hong Kong) Co., Limited (collectively, the “Long De Entities”) notified the Company that they intend to exercise their co-sale rights under the Shareholders Agreement with respect to 16 million shares of Particle for a total selling price of approximately RMB240 million while reserving their rights to co-sell more shares up to the maximum amount allowed under the Shareholders Agreement or fewer shares if they can find other buyers for their shares. The Company is in dispute with the Long De Entities as to whether the co-sale rights were duly exercised and is still discussing with the Long De Entities for an amicable resolution. If the Long De Entities are able to validly exercise their co-sale rights, the Company may have to reduce the Particle shares that it can sell in the Proposed Transaction if it decides to proceed with the transaction, and the proceeds to the Company from the transaction will be reduced accordingly. Alternatively, the Company may decide to terminate the Supplemental Agreement and reverse all transactions occurred under the Supplemental Agreement. In such case, the Company may have to resume its dispute with the Proposed Buyers under the original SPA. Notwithstanding the dispute, shareholders of the Company’s parent company, Phoenix Media Investment (Holdings) Limited (HK: 2008), a company listed on The Stock Exchange of Hong Kong ("Phoenix TV") approved the Supplemental Agreement on October 22, 2019, and pursuant to the Supplemental Agreement, the Proposed Buyers paid the Company a further cash deposit of US$50 million in October 2019. The Company has transferred 94,802,752 preferred shares of Particle (the “First Batch of Delivered Shares”) to the Proposed Buyers, corresponding to US$200 million of purchase price received before August 10, 2019. There can be no assurance that the Company’s disputes with the Long De Entities, or with the Proposed Buyers under the original SPA will be resolved in the Company’s favor. There can be no assurance that the Proposed Transaction with respect to the remaining preferred shares to be delivered will ever be closed. The fair value of available-for-sale debt investments in Particle of the Company increased from RMB2,271.1 million as of June 30, 2019 to RMB3,153.2 million (US$441.1 million) as of September 30, 2019, mainly caused  by the adjustments to the assumptions used in valuation for the available-for-sale debt investments in the third quarter of 2019 as the Company transferred the First Batch of Delivered Shares to the Proposed Buyers .

Business Outlook

For the fourth quarter of 2019, the Company expects its total revenues to be between RMB431.2 million and RMB451.2 million; net advertising revenues are expected to be between RMB370.9 million and RMB385.9 million; and paid services revenues are expected to be between RMB60.3 million and RMB65.3 million.

All of the above forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 8:00 p.m. U.S. Eastern Time on November 11, 2019, (November 12, 2019 at 9:00 a.m. Beijing/Hong Kong time) to discuss its third quarter 2019 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+65 67135090
Mainland China:	4006208038
Hong Kong:	+852 30186771
United States:	+1 8456750437
United Kingdom:	+44 2036214779
Australia:	+61 290833212
Conference ID:	1968979

A replay of the call will be available through November 18, 2019, by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 6462543697
Conference ID:	1968979

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and changes in fair value of financial assets-contingent returnable consideration. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairments, and changes in fair value of financial assets-contingent returnable consideration. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, and changes in fair value of financial assets-contingent returnable consideration, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media's platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	174,024	169,157	23,666
Term deposits and short term investments	912,594	1,764,261	246,829
Restricted cash	269,648	131,441	18,389
Accounts receivable, net	484,113	613,237	85,795
Amounts due from related parties	91,228	71,843	10,051
Prepayment and other current assets	88,963	186,548	26,099
Total current assets	2,020,570	2,936,487	410,829
Non-current assets:
Property and equipment, net	95,631	110,116	15,406
Intangible assets, net	97,448	97,729	13,673
Goodwill	338,288	361,074	50,516
Available-for-sale debt investments	1,961,474	3,155,193	441,428
Equity investments, net	33,694	13,236	1,852
Deferred tax assets	60,160	72,318	10,118
Operating lease right-of- use assets, net**	-	91,786	12,841
Other non-current assets	23,454	20,258	2,834
Total non-current assets	2,610,149	3,921,710	548,668
Total assets	4,630,719	6,858,197	959,497
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	267,665	-	-
Accounts payable	264,753	218,704	30,598
Amounts due to related parties	25,218	25,052	3,505
Advances from customers	54,601	69,611	9,739
Taxes payable	101,386	137,031	19,171
Salary and welfare payable	132,316	156,132	21,845
Amounts received from proposed buyers of investments in Particle	-	1,419,633	198,614
Accrued expenses and other current liabilities	227,328	289,275	40,471
Operating lease liabilities**	-	34,734	4,859
Total current liabilities	1,073,267	2,350,172	328,802
Non-current liabilities:
Deferred tax liabilities	140,960	256,956	35,949
Long-term liabilities	26,131	26,131	3,656
Operating lease liabilities**	-	58,469	8,180
Total non-current liabilities	167,091	341,556	47,785
Total liabilities	1,240,358	2,691,728	376,587
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,487	17,499	2,448
Class B ordinary shares	22,053	22,053	3,085
Additional paid-in capital	1,604,588	1,608,241	225,001
Statutory reserves	87,620	87,620	12,258
Retained earnings/(accumulated deficits)	159,621	(24,304)	(3,400)
Accumulated other comprehensive income	1,188,358	2,254,404	315,403
Total Phoenix New Media Limited shareholders’ equity	3,079,727	3,965,513	554,795
Noncontrolling interests	310,634	200,956	28,115
Total shareholders' equity	3,390,361	4,166,469	582,910
Total liabilities and shareholders’ equity	4,630,719	6,858,197	959,497

*	Derived from audited financial statements included in the Company's Form 20-F dated April 26, 2019.
**

The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income/(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	281,500	324,738	327,593	45,832	842,292	868,315	121,482
Paid service revenues	47,840	70,338	52,626	7,363	135,853	191,854	26,841
Total revenues	329,340	395,076	380,219	53,195	978,145	1,060,169	148,323
Cost of revenues	(152,236)	(184,951)	(194,268)	(27,179)	(415,276)	(557,364)	(77,978)
Gross profit	177,104	210,125	185,951	26,016	562,869	502,805	70,345
Operating expenses:
Sales and marketing expenses	(140,998)	(163,655)	(154,969)	(21,681)	(382,040)	(439,196)	(61,446)
General and administrative expenses	(41,692)	(65,380)	(43,131)	(6,034)	(117,898)	(157,363)	(22,016)
Technology and product development expenses	(50,969)	(60,121)	(60,735)	(8,497)	(147,904)	(180,297)	(25,224)
Changes in fair value of financial assets-contingent returnable consideration	-	-	62,051	8,681	-	62,051	8,681
Total operating expenses	(233,659)	(289,156)	(196,784)	(27,531)	(647,842)	(714,805)	(100,005)
Loss from operations	(56,555)	(79,031)	(10,833)	(1,515)	(84,973)	(212,000)	(29,660)
Other income/(loss):
Interest income	12,349	4,637	8,106	1,134	38,837	21,401	2,994
Interest expense	(3,080)	(1,730)	(252)	(35)	(11,102)	(4,885)	(683)
Foreign currency exchange gain	6,066	2,922	6,134	858	7,166	6,889	964
Income/(loss) from equity method investments, net of impairments	4,240	521	-	-	1,375	(3,447)	(482)
Gain on disposal of convertible loans due from a related party	10,565	-	-	-	10,565	-	-
Others, net	5,773	4,789	5,608	785	11,994	12,638	1,768
(Loss)/income before tax	(20,642)	(67,892)	8,763	1,227	(26,138)	(179,404)	(25,099)
Income tax benefit/(expense)	3,889	(2,977)	(6,732)	(942)	115	(17,170)	(2,402)
Net (loss)/income	(16,753)	(70,869)	2,031	285	(26,023)	(196,574)	(27,501)
Net loss attributable to noncontrolling interests	127	754	3,896	545	1,098	12,649	1,770
Net (loss)/income attributable to Phoenix New Media Limited	(16,626)	(70,115)	5,927	830	(24,925)	(183,925)	(25,731)
Net (loss)/income	(16,753)	(70,869)	2,031	285	(26,023)	(196,574)	(27,501)
Other comprehensive income/(loss), net of tax: fair value remeasurement for available-for-sale investments	52,111	(463,083)	734,931	102,821	103,762	997,251	139,521
Other comprehensive income, net of tax: foreign currency translation adjustment	39,966	44,944	51,044	7,141	54,328	68,795	9,625
Comprehensive income/(loss)	75,324	(489,008)	788,006	110,247	132,067	869,472	121,645
Comprehensive loss attributable to noncontrolling interests	127	754	3,896	545	1,098	12,649	1,770
Comprehensive income/(loss) attributable to Phoenix New Media Limited	75,451	(488,254)	791,902	110,792	133,165	882,121	123,415
Net (loss)/income attributable to Phoenix New Media Limited	(16,626)	(70,115)	5,927	830	(24,925)	(183,925)	(25,731)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.03)	(0.12)	0.01	0.00	(0.04)	(0.32)	(0.04)
Diluted	(0.03)	(0.12)	0.01	0.00	(0.04)	(0.32)	(0.04)
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(0.23)	(0.96)	0.08	0.01	(0.34)	(2.53)	(0.35)
Diluted	(0.23)	(0.96)	0.08	0.01	(0.34)	(2.53)	(0.35)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	581,962,548	582,267,440	582,324,325	582,324,325	580,729,644	582,259,624	582,259,624
Diluted	581,962,548	582,267,440	582,324,325	582,324,325	580,729,644	582,259,624	582,259,624

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	281,500	324,738	327,593	45,832	842,292	868,315	121,482
Paid services	47,840	70,338	52,626	7,363	135,853	191,854	26,841
Total revenues	329,340	395,076	380,219	53,195	978,145	1,060,169	148,323
Cost of revenues
Net advertising service	132,519	146,869	162,926	22,794	350,881	449,855	62,937
Paid services	19,717	38,082	31,342	4,385	64,395	107,509	15,041
Total cost of revenues	152,236	184,951	194,268	27,179	415,276	557,364	77,978
Gross profit
Net advertising service	148,981	177,869	164,667	23,038	491,411	418,460	58,545
Paid services	28,123	32,256	21,284	2,978	71,458	84,345	11,800
Total gross profit	177,104	210,125	185,951	26,016	562,869	502,805	70,345

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2018	2019	2019	2019	2018	2019	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	14,261	13,676	17,363	2,429	34,338	48,368	6,767
Content and operational costs	123,281	156,346	161,600	22,609	338,002	464,907	65,043
Bandwidth costs	14,694	14,929	15,305	2,141	42,936	44,089	6,168
Total cost of revenues	152,236	184,951	194,268	27,179	415,276	557,364	77,978

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended September 30, 2018				Three Months Ended June 30, 2019				Three Months Ended September 30, 2019
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	177,104	442	(1)	177,546	210,125	1,893	(1)	212,018	185,951	1,879	(1)	187,830
Gross margin	53.8%			53.9%	53.2%			53.7%	48.9%			49.4%
		2,535	(1)			4,227	(1)			5,277	(1)
		-	(2)			-	(2)			(62,051)	(2)
Loss from operations	(56,555)	2,535		(54,020)	(79,031)	4,227		(74,804)	(10,833)	(56,774)		(67,607)
Operating margin	(17.2)%			(16.4)%	(20.0)%			(18.9)%	(2.8)%			(17.8)%
		2,535	(1)			4,227	(1)			5,277	(1)
		-	(2)			-	(2)			(62,051)	(2)
		(4,240)	(3)			(521)	(3)			-	(3)
Net (loss)/income attributable to Phoenix New Media Limited	(16,626)	(1,705)		(18,331)	(70,115)	3,706		(66,409)	5,927	(56,774)		(50,847)
Net margin	(5.0)%			(5.6)%	(17.7)%			(16.8)%	1.6%			(13.4)%
Net (loss)/income per ADS-diluted	(0.23)			(0.25)	(0.96)			(0.91)	0.08			(0.70)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	72,745,318			72,745,318	72,783,430			72,783,430	72,790,541			72,790,541

(1)	Share-based compensation
(2)	Changes in fair value of financial assets-contingent returnable consideration

(3)  Income from equity method investments, net of impairments

Non-GAAP to GAAP reconciling items have no income tax effect.